                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          Barringer Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    068509108
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068509108                     13G              Page 2 of 12 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Special Situations Fund III, L.P. ("The Fund")
          F13-3737427
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              626,220
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              626,220
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          626,220
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          16.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IV
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 068509108                     13G              Page 3 of 12 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          MGP Advisers Limited Partnership ("MGP")
          F13-3263120
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              626,220
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          626,220
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          16.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 068509108                     13G              Page 4 of 12 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          AWM Investment Company, Inc. ("AWM")
          11-3086452
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              176,666
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              802,886
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          802,886
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          21.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 068509108                     13G              Page 5 of 12 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Austin W. Marxe
          ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              176,666
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              626,220
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              802,886
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          802,886
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          21.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages

Item 1.

(a)  NAME OF ISSUER:  Barringer Technologies, Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        219 South Street, New Providence, NJ  07974

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"),
        (ii) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (iii) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (iv) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New York, New York 10022. The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities.

        MGP is a general partner of and investment adviser to the Fund. MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to

                                                              Page 7 of 12 Pages

        the Fund. AWM, a Delaware corporation primarily owned by Austin W. Marxe, serves as the sole general partner of MGP. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the investment adviser to, and general partner of, Special Situations Cayman Fund, L.P., a limited partnership formed under the laws of the Cayman Islands (the "Cayman Fund"). Austin W. Marxe is the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is also an associated person of MGP and is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP, the Fund and the Cayman Fund.

2(b)    TITLE OF CLASS OF SECURITIES: See cover sheets.

2(c)    CUSIP NUMBER:  See cover sheets.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
        13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ( ) Broker or Dealer registered under section 15 of the Act

(b) ( ) Bank as defined in section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

                                                              Page 8 of 12 Pages

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g) (x) Parent Holding Company, in accordance with $240.13d-1 (b) (ii) (G)

(h) ( ) Group, in accordance with $240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4. OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 802,886 shares of Common Stock are beneficially owned by AWM and Austin Marxe. This amount is composed of 369,553 shares of common stock, 27,500 warrants W entitling the holder to purchase 27,500 shares of common stock at an exercise price of $ .50 expiring May 9, 1998, and 229,167 warrants Z entitling the holder to purchase 229,167 shares of common stock at an exercise price of $.50 expiring May 9, 2000 owned by the Fund, along with 83,333 shares of common stock, 10,000 warrants W, and 83,333 warrants Z owned by the Cayman Fund. The Fund and MGP beneficially own 626,220 shares of common stock by virtue of owning 369,553 common shares directly, 27,500 warrants W, and 229,167 warrants Z.

(b) PERCENT OF CLASS: 21 percent are owned by AWM and Austin Marxe. 16.8 percent are owned by the Fund and MGP.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO VOTE AND/OR DISPOSE OF SECURITIES: The Special Situations Fund III, L.P. has the sole power to vote or to direct the vote and

                                                              Page 9 of 12 Pages

to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. AWM has the sole power to vote or to direct the vote of securities reported hereby which are benefically owned by AWM by virtue of it being the Investment Adviser to the Cayman Fund. Austin Marxe has sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by Austin Marxe by virtue of being the primary owner of and President and Chief Executive Officer of AWM. Austin Marxe has shared power to vote or to direct the vote of all securities owned by Austin Marxe by virtue of being an Individual General Partner of the Fund. MGP, AWM and Austin Marxe have the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned respectively by MGP, AWM and Austin Marxe.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ___.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The Fund and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A attached hereto.

                                                             Page 10 of 12 Pages

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP:  Not applicable.

Item 9.  NOTICES OF DISSOLUTION OF GROUP:  Not applicable.

Item 10. CERTIFICATION:

                    Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 12 Pages



                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  1/4/96
      --------

                              SPECIAL SITUATIONS FUND III, L.P.


                              By:/s/ Austin W. Marxe
                                 --------------------------
                                 Austin W. Marxe
                                 Individual General Partner

                              MGP ADVISERS LIMITED PARTNERSHIP
                              By: AWM Investment Company, Inc,



                              By:/s/ Austin W. Marxe
                                 --------------------------
                                 Austin W. Marxe
                                 President and Chief
                                 Executive Officer

                                   AWM INVESTMENT COMPANY, INC.



                              By:/s/ Austin W. Marxe
                                 --------------------------
                                 Austin W. Marxe
                                 President and Chief
                                 Executive Officer


                                   /s/ Austin W. Marxe
                                   ------------------------
                                   AUSTIN W. MARXE

                                                             Page 12 of 12 Pages




                                    EXHIBIT A



        This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment adviser to, the Cayman Fund. Austin W. Marxe is the principal owner and President of AWM.